June 12, 2018

Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

United States

Deutsche Bank Securities Inc.

60 Wall Street,

New York, NY 10005

United States

as representatives of the several underwriters

VIA EDGAR

Mr. Paul Fischer

Ms. Celeste M. Murphy

Mr. Charles Eastman

Mr. Terry French

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Puxin Limited (CIK No. 0001726189)

Registration Statement on Form F-1, as amended (File No. 333-225047)

Registration Statement on Form 8-A (File No. 001-38514)

Dear Mr. Fischer, Ms. Murphy, Mr. Eastman and Mr. French:

We hereby join Puxin Limited (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:00 p.m., Eastern Time, on June 14, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, approximately 772 copies of the Company’s preliminary prospectus dated June 1, 2018 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

As representative of the several underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Ho-Yin Lee
Name:	Ho-Yin Lee
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]

Very truly yours,

As representative of the several underwriters

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Mark Schwartz
Name:	Mark Schwartz
Title:	Managing Director

By:	/s/ Stephen Lambrix
Name:	Stephen Lambrix
Title:	Director

[Signature Page to Underwriters’ Acceleration Request]